Bilan

Neptune Technologies & Bioressources inc.
Consolidated Balance Sheet

	Unaudited	Audited
August 31, 2007 and May 31, 2007	August 31,	May 31,
	2007	2007

ASSETS
Current assets
Cash and cash equivalents	$686,664	$659,354
Short term deposits (3.55%)	2,348,524	2,750,323
Accounts receivable	3,774,404	3,067,381
Tax credits receivable	138,704	100,858
Inventories	2,948,556	2,115,652
Prepaid expenses	63,712	53,039
	9,960,564	8,746,607
Property, plant and equipment	4,222,747	4,310,360
Intangible assets	581,731	560,620
Other assets	14,229	18,385
	$14,779,271	$13,635,972

LIABILITIES
Current liabilities
Bank loan	$-	$210,000
Accounts payable and accrued liabilities
Company controlled by an officer and director	30,225	46,134
Other	2,075,405	1,432,785
Current portion of long-term debt	946,140	942,969
	3,051,770	2,631,888
Advance Payments (note 4)	718,350	-
Long-term debt (note 6)	3,078,296	3,295,312
	6,848,416	5,927,200

SHAREHOLDERS EQUITY
Capital stock and warrants (Note 7)	23,537,578	23,182,472
Contributed surplus	3,892,877	2,974,533
Deficit	(19,499,600)	(18,448,233)
	7,930,855	7,708,772
	$14,779,271	$13,635,972

See acompanying notes to unaudited consolidated financial statements

Déficit – Surplus

Neptune Technologies & Bioressources inc.
(unaudited)

Consolidated deficit
Periods ended August 31, 2007 and 2006
	2007	2006
	(3 months)	(3 months)
Balance, beginning of year	$(18,448,233)	$(15,237,262)
Net loss	(1,051,367)	(286,107)
Balance, end of year	$(19,499,600)	$(15,523,369)

Consolidated contributed surplus
Periods ended August 31, 2007 and 2006
	2007	2006
	(3 months)	(3 months)
Balance, beginning of year	$2,974,533	$1,172,116
Exercised options	(155,169)	-
Stock-based compensation – employees	999,801	306,528
Stock-based compensation – non-employees	73,712	27,613
Balance, end of year	$3,892,877	$1,506,257

See acompanying notes to unaudited consolidated financial statements

Résultats

Neptune Technologies & Bioressources inc.
Consolidated Earnings
(unaudited)

Periods ended August 31, 2007 and 2006
	2007	2006
	(3 months)	(3 months)
Sales	$2,085,336	$1,551,489
Cost of sales and operating expenses (excluding amortization
and stock options related compensation)	1,673,837	1,141,556
Stock options related compensation	1,073,513	334,141
Research and development expenses	104,685	109,569
Financial expenses	133,886	129,752
Amortization	145,685	151,795
	3,131,606	1,866,813
Loss before the undernoted	(1,046,270)	(315,324)
Interest income	25,109	2,227
Foreign exchange gain (loss)	(30,206)	26,990
Net loss	$(1,051,367)	$(286,107)

Basic and diluted loss per share	$(0.029)	$(0.008)

Weighted average number of shares outstanding	36,870,922	34,481,903

See acompanying notes to unaudited consolidated financial statements

Flux Trésorerie

Neptune Technologies & Bioressources inc.
Consolidated cash flows
(unaudited)

Periods ended August 31, 2007 and 2006
	2007	2006
	(3 months)	(3 months)
OPERATING ACTIVITIES
Net loss	$(1,051,367)	$(286,107)
Non-cash items
Property, plant and equipment amortization	142,757	149,740
Intangible assets amortization	2,928	2,055
Deferred financing cost amortization	4,156	4,156
Deferred financing costs write-off	-	(11,552)
Stock-based compensation - employees	999,801	306,528
Stock-based compensation - non-employees	73,712	27,613
Changes in working capital items (Note 5)	(961,735)	(985,537)
Cash flow from operating activities	(789,748)	(793,104)

INVESTING ACTIVITIES
Addition to property, plant and equipment	(40,864)	(8,055)
Addition to intangible assets	(24,039)	(2,917)
Decrease in short term deposits	477,680	-
Increase in other assets	(75,881)	-
Cash flows from investing activities	336,896	(10,972)

FINANCING ACTIVITIES
Increase (decrease) in bank loan	(210,000)	70,000
Repayment of long-term debt	(228,125)	-
Advanced payments	718,350	-
Issue of share capital on exercice of options and warrants	199,937	148,393
Cash flows from financing activities	480,162	218,393

Net increase (decrease) in cash and cash equivalents	27,310	(585,683)
Cash and cash equivalents, at the beginning	659,354	875,901

Cash and cash equivalents, at the end	$686,664	$290,218

See acompanying notes to unaudited consolidated financial statements

Notes

Neptune Technologies & Bioressources inc.

Notes to consolidated financial statements
(unaudited)

Periods ended August 31, 2007 and 2006

1 - BASIS OF PRESENTATION

The interim consolidated financial statements have not been reviewed by the auditors and reflect normal and recurring adjustments which are, in the opinion of Neptune Technologies & Bioressources Inc. (the “Company”), considered necessary for a fair presentation. These interim unaudited consolidated financial statements have been prepared in conformity with Canadian generally accepted accounting principles. However, they do not include all disclosures required under generally accepted accounting principles and accordingly should be read in conjunction with the consolidated financial statements and the notes thereto included in the Company’s latest Annual Report. The interim unaudited consolidated financial statements have been prepared using the same accounting policies as described in the latest Annual Report.

2 - CHANGES TO ACCOUNTING POLICIES

Effective June 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1530, Comprehensive Income, Section 3855, Financial Instruments – Recognition and Measurement and Section 3865, Hedges. The significant changes related to these new accounting standards are as follows:

a) Comprehensive income:

CICA Handbook Section 1530, Comprehensive Income, introduces a new financial statement which shows the change in equity of an enterprise during a period from transactions and other events arising from non-owner sources. No adjustments were required as a result of the application of this section for the three month period ended August 31, 2007.

b) Financial assets and financial liabilities, and Hedges:

CICA Handbook Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. Under this standard, financial instruments are now classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities and measurement in subsequent periods depends on their classification. Transaction costs are expensed as incurred for financial instruments classified as held-for-trading. For other financial instruments, transaction costs are capitalized on initial recognition and must be classified against the underlying financial instruments.

Financial assets and financial liabilities held-for-trading are measured at fair value with changes in those fair values recognized in financial expenses. Financial assets held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method of amortization. Available-for-sale financial assets are measured at fair value or at cost in the case of financial assets that do not have a quoted market price in an active market and changes in fair value are recorded in comprehensive income.

The Company classified its cash and cash equivalents and its short terms deposits as financial assets held-for-trading. Accounts receivable and the subordinated loan to an affiliated company and interest receivable are classified as loans and receivables. Accounts payable and accrued liabilities and tax credits receivable are classified as other financial liabilities.

CICA Handbook Section 3865, Hedges, specifies the criteria under which hedge accounting may be applied, how hedges accounting sould be performed under permitted hedging strategies and required disclosures.

The adoption of these new sections had no impact on the consolidated financial statements for the three month period ended August 31, 2007.

3 - RELATED PARTY TRANSACTION

The Company entered into an agreement with a shareholder, (a company controlled by an officer and director), as of June 1, 2002, calling for royalties to be paid in semi-annual instalments equal to 1% of net annual sales, for an unlimited period. The amount paid cannot exceed net earnings before interest, taxes and amortization. For the current period, total royalties amount to $20,853 ($81,206 in 2007). As at August 31, 2007, the balance due to this shareholder under this agreement amounts to $30,225 ($46,134 as at May 31, 2007). This amount is shown on the balance sheet under accounts payable and accrued liabilities.

These transactions occurred in the normal course of operations and are measured at the exchange amount, which is the amount of consideration determined and accepted by the parties involved.

4 - PARTNERSHIP AGREEMENT

The Company recorded, under the terms of a partnership agreement entered into in June 2007, an advance payment as a long-term liability of $718,350. Scheduled likewise in the agreement, the Company is committed to develop a clinical research and products developing programs incorporating Neptune krill oil (‘‘NKOTM’’) in a dietary matrix. The advance payment may potentially be reimbursable in function of the failure to reach certain common research objectives and milestones to develop new products.

5 - INFORMATION INCLUDED IN THE STATEMENT OF CASH FLOWS

Net changes in working capital items are detailed as fllows:
						Three month ended
						August 31
					2007	2006

Trade accounts receivable					$(707,023)	$(349,975)
Tax credits receivable					(37,846)	(20,587)
Inventories					(832,904)	(509,326)
Prepaid expenses					(10,673)	22,766
Accounts payable and accrued liabilities					626,711	(128,415)
					$(961,735)	$(985,537)

6 - LONG-TERM DEBT
					August 31	May 31
					2007	2007

Mortgage loan, $1,200,000 par value, secured by processing and laboratory equipment having an amortized cost of $2,376,802 as at August 31, 2007, prime rate plus 6.75% (14.75% as at August 31, and May 31, 2007), payable in monthly capital instalments of $26,650, maturing in February 2010					$800,200	$880,150

Mortgage loan, $980,000 par value less the net value of series "E" warrants, secured by the universality of property, weekly variable interest rate determined by the lender plus 5% (effective rate 13.61% as at August 31, 2007, 13.55% as at May 31, 2007), payable in 60 monthly capital instalments of $16,333, maturing in September 2011					770,961	818,298

Mortgage loan, $1,500,000 par value less the net value of the issued shares, secured by the universality of property, weekly variable interest rate determined by the lender plus 3% (effective rate 12.34% as at August 31 and 11.92% as at May 31, 2007), payable in 60 monthly capital instalments of $25,000, maturing in September 2011					1,167,191	1,238,006

Mortgage loan, $855,000 par value, secured by the plant, payable in 10 years, fixed interest rate of 7.77% (on 10 yrs), payable in the first 10 years in monthly instalments of $8,058. Balance to be renegociated in 10 yrs					828,967	836,813

Secondary mortgage loan, $399,750 par value, representing the balance of sale, secured by the plant, fixed interest rate of 10.25%, payable in 60 monthly capital instalments of $8,501.					346,194	357,265

Obligations under capital leases, interest rates varying from 0.00% to 15.46%, payable in monthly instalments of $1,981 ($2,261 in 2007), maturing at different dates until November 2010					58,423	55,249

Refundable contribution obtained from a Federal subsidy program available for small and medium enterprises, without pledge or interest, payable in 8 consecutive biannual instalments 2 years after the project ends.					52,500	52,500

					4,024,436	4,238,281
Current portion of long-term debt					946,140	942,969
					$3,078,296	$3,295,312
Under these mortgage loans, the company is required to maintain certain financial ratios.

7 - CAPITAL STOCK AND WARRANTS
					August 31	May 31
					2007	2007

Issued and fully paid
37,012,297	common shares (36 729 547 in mai 2007)				$23,474,753	$23,119,647
31,618	warrants				62,825	62,825
					$23,537,578	$23,182,472

					Number of
					shares	Consideration

Common Shares
Balance as at May 31, 2005					25,594,805	$10,656,737
Issued following the conversion of debentures					3,800,000	3,881,512
Issued for cash					600,000	600,000
Issued as settlement of expenses					288,188	288,188
Issued following the exercise of stock options					733,375	416,499
Issued following the exercise of warrants					3,275,922	1,159,073
Balance as at May 31, 2006					34,292,290	17,002,009
Issued following private placement					1,500,000	4,500,000
Issued following the exercise of stock options					881,875	1,313,757
Issued following the exercise of warrants					55,382	303,881
Balance as at May 31, 2007					36,729,547	23,119,647
Issued following the exercise of stock options					282,750	355,106
Balance as at August 31, 2007					37,012,297	$23,474,753

8 - STOCK-BASED COMPENSATION PLAN

The Company has initiated a stock-based compensation plan for administrators, officers, employees and consultants.
Activities within the plan are detailed as follows:
			August 31, 2007		May 31, 2007
				Weighted		Weighted
				average		average
			Number of	exercise	Number of	exercise
			options	price	options	price
				$		$
Options outstanding, beginning of year			4,970,000	2,58	3,703,875	0,45
Granted			305,000	7,88	2,597,500	4,89
Exercised			(282,750)	0,71	(881,875)	0,32
Cancelled			(15,000)	7,25	(449,500)	2,84
Options oustanding, 3 months period
ended August 31, 2007			4,977,250	3,00	4,970,000	2,58
Exercisable options, 3 months period
ended August 31, 2007			2,221,000	1,56	1,618,375	0,84

						August 31, 2007
		Options outstanding			Exercisable options
		Weighted	Weighted	Number	Number	Weighted
		average	remaining	of options	of options	average
		exercise	contractual	outstanding	exercisable	exercise
		price	life			price
			outstanding
		$				$
0,25		0,25	2,32	1,698,000	1,003,750	0,25
0,75 à 1,00		0,99	3,38	467,000	343,500	0,99
1,15 à 1,75		1,27	1,86	286,000	216,000	1,15
2,60 à 3,00		2,63	3,78	906,250	402,000	2,61
3,50		3,50	4,13	40,000	40,000	3,50
4,25		4,25	4,37	20,000	3,000	4,25
5,75		5,75	4,47	350,000	87,500	5,75
7,25 à 7,50		7,28	4,69	1,085,000	125,250	7,25
8,50		8,50	4,83	125,000	-	-
		2,96	3,54	4,977,250	2,221,000	2,73

9 - SEGMENT DISCLOSURES

Descriptive information on the Company's reportable segments
The Company has only one reportable operating segment: processing and commercializing products derived from marine biomasses.

Geographic information
All the Company's assets are located in Canada.

The Company sales are attributed based on the customer's area of residency:						Three month ended
						August 31,
					2007	2006

Canada					$29,560	$19,367
United States					1,138,055	964,187
Europe					452,113	490,979
Asia / Oceania					465,608	76,956
					$2,085,336	$1,551,489

Information about major customers

During the three month period ended August 31 2007, the Company realiazed sales to two costumers amounting $714,860 ($806,707 to three costumers in 2007).

10 - CORRESPONDING CONSOLIDATED FINANCIAL STATEMENTS

Some comparative figures have been reclassified to conform with the presentation adopted in this period.